UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of October 2009

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on October 15, 2009: Jacada Signs Material Agreement with Large Public Gas & Electric Utility Provider

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	Robert C. Aldworth
		Title:	Chief Financial Officer

Dated:	October 15, 2009

Jacada Signs Material Agreement with Large Public Gas & Electric Utility Provider

Deal significantly expands Jacada’s presence in the North American utilities market

ATLANTA--(BUSINESS WIRE)--October 15, 2009--Jacada Ltd. (Nasdaq: JCDA), a leading provider of customer experience management and process optimization solutions for customer service operations, today announced that it has signed a material agreement with a new customer, a large gas and electric utility provider in the United States. The deal marks a significant expansion of Jacada’s presence in the utilities vertical and will improve the way millions of utility customers are served.

Jacada also announces today that the company has signed a global value-added reseller agreement with Wipro Limited (NYSE: WIT), a large global IT services provider and the only Indian company to be ranked among the top 10 global outsourcing providers. This new utility customer represents the first joint win with Wipro.

After considering solutions from multiple companies, the utility provider selected the Jacada unified desktop solution to improve overall customer interaction by simplifying and streamlining existing processes and agent tools. With Jacada, the accumulation of systems and processes from recent acquisitions will be harnessed into a single, simplified agent view for each call type in order to more efficiently and effectively satisfy customer inquiries. This is expected to drive agent productivity, significantly improve customer satisfaction and deliver a rapid return on investment for the provider.

The Jacada solution will be jointly implemented by Jacada and Wipro professional services teams.

This relationship marks the coming together of two market leaders. Jointly, Jacada and Wipro can leverage a global network of customer relationships and domain expertise, to deliver complete customer support process optimization solutions to the utilities, insurance and telecommunications industries.

“We see a significant increase in demand from our large base of customers to provide effective solutions to improve customer service while reducing costs within their call center operations,” said Paddy Padmanabhan, Energy & Utilities U.S. Head for Wipro. “The Jacada unified desktop solution offers a cost-effective and compelling way to do that. The resulting efficiency and productivity gains not only yield a superior customer experience, but deliver a return on investment in 12 months or less. That is creating real value for our customers and that is a top priority for Wipro.”

“This deal marks the dawning of a new day for Jacada in the global utilities market,” said Tom Clear, chief executive officer of Jacada. “Jacada brings a solution set and domain expertise which is in demand by utility providers today. That solution combined with the reach of an IT services powerhouse like Wipro creates a host of new opportunities for Jacada in geographies we haven’t historically served and supplies us with access to a very large and important customer base. I am confident this is just the first of many new joint customers yet to come.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England; and Munich, Germany. Jacada can be reached at www.jacada.com.

About Wipro

Wipro is one of the largest product engineering and support service providers worldwide. Wipro provides comprehensive research and development services, IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development, and maintenance services to corporations globally.

In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India, offering system integration, network integration, software solutions and IT services.

Wipro also has a profitable presence in niche market segments of consumer products and lighting. In the Asia-Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations. Wipro's ADS' are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange. For more information, please visit www.wipro.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONTACT:
Manning, Selvage & Lee
Jacada Media Contact:
Rebecca Harbin, 404-870-6825
rebecca.harbin@mslpr.com
or
Hayden IR
Investor Relations Contact:
Peter Seltzberg, 212-946-2849
peter@haydenir.com